Exhibit 99.(e)(2)

EAGLE POINT CREDIT COMPANY INC.

CONVERTIBLE AND PERPETUAL PREFERRED STOCK

DIVIDEND REINVESTMENT PLAN

Introduction

Under the Convertible and Perpetual Preferred Stock Dividend Reinvestment Plan (the “Plan”) for Eagle Point Credit Company Inc. (the “Corporation”), dividends and/or distributions to a holder of shares of the Corporation’s 7.00% Series AA Convertible and Perpetual Preferred Stock, $0.001 par value per share, 7.00% Series AB Convertible and Perpetual Preferred Stock, $0.001 par value per share, or any future series of Convertible and Perpetual Preferred Stock (each, a “Share” and, collectively, the “Shares”) will automatically be reinvested in additional Shares of the same series as the Shares in respect of which such dividends and/or distributions are being paid. Each registered stockholder may elect to have dividends and distributions distributed in cash (i.e., “opt-out”) rather than participate in the Plan. For any registered stockholder that does not so elect (each, a “Participant” and collectively, the “Participants”), dividends and/or distributions on such stockholder’s Shares will be reinvested by Computershare Trust Company, N.A., as administrator of the Plan (the “Plan Agent”), and as agent for stockholders in administering the Plan, in additional Shares, as set forth below. Participation in the Plan is completely voluntary, and may be terminated or resumed at any time without penalty by so notifying the Plan Agent by telephone, in writing or by visiting the Plan Agent’s website at www.computershare.com. If received by the Plan Agent prior to the dividend record date, such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Participants who hold their Shares through a broker or other nominee and who wish to elect to receive any dividends and distributions in cash must contact their broker or nominee.

Plan Details

1.	The Plan Agent will record Shares held for each Participant under the Plan in the same account which such holder holds Shares. Whenever the Corporation declares a dividend or other distribution (together, a “Dividend”) payable in cash, non-participants in the Plan will receive cash and Participants will receive the equivalent in Shares. The Shares will be acquired by the Plan Agent for the Participants’ accounts through receipt of additional unissued but authorized Shares from the Corporation (“Newly Issued Shares”).

2.	On the payment date for any Dividend, the Plan Agent will invest the Dividend amount in Newly Issued Shares on behalf of the Participants. The number of Newly Issued Shares to be credited to each Participant’s account will be determined by dividing the dollar amount of the Dividend by $23.75 or 95% of the liquidation preference per Share of $25.00. Shares of Preferred Stock received through the plan will be of the same preferred series.

3.	The Plan Agent maintains all Participants’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Participants for tax records. Shares in the account of each Participant will be held in book entry form, and may be held in the Plan Agent’s name or the Plan Agent’s nominee. Each stockholder proxy will include those Shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to Participants and Participants shall be entitled to directly vote proxies for Shares held under the Plan.

4.	In the case of stockholders such as banks, brokers or nominees which hold Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record stockholder and held for the account of beneficial owners who participate in the Plan.

5.	Any stock dividends or split of Shares distributed by the Corporation on Shares held by the Plan Agent for Participants will be credited to their accounts. In the event that the Corporation makes available to its stockholders rights to purchase additional Shares or other securities, the Shares held for each Participant under the Plan will be added to other Shares held by the Participant in calculating the number of rights to be issued to each Participant.

6.	The Plan Agent’s fees for the handling of the reinvestment of dividends and distributions will be paid by the Corporation. The automatic reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such dividend.

7.	Each Participant may terminate his or her account under the Plan by so notifying the Plan Agent by telephone, in writing or by visiting the Plan Agent’s website at www.computershare.com. Such termination will be effective immediately if received by the Plan Agent prior to any dividend or distribution record date; otherwise, such termination or resumption will be effective on the first trading day after the payment date for such Dividend, with respect to any subsequent Dividend. Upon any withdrawal or termination, the terminating Participant’s Shares will be credited to such Participant’s account and the Plan Agent will cause to be delivered to each terminating Participant a statement of holdings for the appropriate number of the Corporation’s whole book-entry Shares and a check for the cash adjustment of any fractional Share at the liquidation preference per Share as of the close of business on the day the termination is effective less any applicable fee.

8.	The Corporation reserves the right to amend or terminate the Plan upon notice in writing to each Participant at least 30 days prior to any record date for the payment of any dividend or distribution by the Corporation. There is no direct service charge to Participants with regard to purchases in the Plan; however, the Corporation reserves the right to amend the Plan to include a service charge payable by the Participants. Notice will be sent to Participants of any amendments as soon as practicable after such action by the Corporation.

9.	All correspondence from a registered owner of Shares concerning the Dividend Reinvestment Plan should be directed to the Plan Agent at Computershare Trust Company, N.A., [P.O. Box 43007 Providence, RI 02940-3007]; or through the Plan Agent’s website at www.computershare.com. Participants who hold their Shares through a broker or other nominee should direct correspondence or questions concerning the Dividend Reinvestment Plan to their broker or nominee.

10.	The Corporation and the Plan Agent, and any agent of either of them, are not liable for any act done in good faith or for any omission to act in good faith, including, without limitation, (i) any claim of liability arising out of failure to terminate a Participant’s account upon a Participant’s death prior to receipt of notice in writing of such death from a qualified representative of the deceased, (ii) any claim of liability arising out of the inability to purchase Shares, (iii) the prices at which Shares are purchased for a Participant’s account, (iv) the times when such purchases are made, or (v) any fluctuations in the market value of the Shares.

You should recognize that neither the Corporation nor the Plan Agent can assure you of a profit or protect you against a loss on any Shares purchased for your account under the Plan. An investment in the Shares under the Plan is, like any equity investment, subject to investment risk and possible loss of some or all of the principal amount invested.